SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

By	/S/ S. J. Cheng

Name:	S. J. Cheng
Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 Chesha_gibbons@chipmos.com

David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2011 RESULTS

COMPANY ACHIEVES US$0.17 PER SHARE; REDUCES NET-DEBT-TO-EQUITY RATIO TO 39.2%

Hsinchu, Taiwan, November 16, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2011. All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of September 30, 2011.

Net revenue on a US GAAP basis for the third quarter of 2011 was NT$4,461.5 million or US$146.5 million, a decrease of 4.5% from NT$4,671.0 million or US$153.4 million in the second quarter of 2011 and a decrease of 5.4% from NT$4,717.2 million or US$154.9 million for the third quarter 2010. Results are inline with the Company’s original guidance for revenue to be flat-to-down in the single digits as compared to the second quarter of 2011.

Net income on a US GAAP basis for the third quarter of 2011 was NT$139.8 million or US$4.6 million, and NT$5.19 or US$0.17 per basic and NT$5.11 or US$0.17 per diluted common share, compared to net loss of NT$4.1 million or US$0.1 million, and NT$0.15 or US$0.01 per basic and diluted common share, for the second quarter of 2011 and a net income of NT$51.0 million or US$1.6 million, and NT$1.99 or US$0.06 per basic and NT$1.55 or US$0.05 per diluted common share for the third quarter of 2010.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2011 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Results for the third quarter were inline with our prior guidance and reflect weakness across the broader OSAT industry. Diversification in our customer base helped mitigate the impact of demand declines, as did our prior investments in chip-on-glass and bumping services. Importantly, we exited the third quarter with improving demand in certain segments of our business, led by the continued demand for testing, assembly and bumping services for semiconductors designed into mobile touch devices, including tablet computers and smartphones. Given our substantially improved business fundamentals, strong competitive position and positive long-term outlook, we announced our Board’s approval last month of a share repurchase program of up to US$10 million of the Company’s common shares. The share repurchase underscores our continued commitment to our shareholders.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We are pleased that, in Q3 2011, despite the decline in revenue, we grew our net income and continued to strengthen our financial position, which will also allow us to have a significant amount of leverage when revenue growth returns. Our blended utilization was 73% in the third quarter, as we continued to meet customer capacity demands, while focusing on our objective of regaining greater profitability. Further expense control and efficiency optimization of our operations helped us reduce total operating expenses by approximately 12% in the third quarter to US$8.8 million from US$9.9 million in the second quarter. Our capital expenditures increased slightly to US$18.6 million in Q3 2011 compared to US$16.1 million in Q2 2011, as we continue to support areas that will drive our future growth and profitability, including LCDD and 12-inch wafer gold bumping capacity. Of note, we reduced our total debt by US$20.3 million in the third quarter of 2011. This follows our US$109.6 million reduction in total debt in the first half of 2011. We exited the quarter with a strong balance of cash and cash equivalents at US$188.5 million and reduced our net debt to equity ratio to 39.2% as of September 30, 2011 from 52.7% in Q2.”

Selected Operation Data

	3Q11		2Q11
Revenue by segment
Testing		32%		33%
Assembly		31%		32%
LCD Driver		37%		35%

Utilization by segment
Testing		60%		62%
Assembly		75%		81%
LCD Driver		83%		87%
Overall		73%		77%

CapEx	US$	18.6 million	US$	16.1 million
Testing		25%		17%
Assembly		7%		13%
LCD Driver		68%		70%

Depreciation and amortization expenses (US GAAP)	US$	48.3 million	US$	46.0 million

	Nine months ended Sep. 30, 2011	Nine months ended Sep. 30, 2010
Condensed consolidated statements of cash flows	US$ million	US$ million
Net cash provided by (used in) operating activities	121.8	151.6
Net cash provided by (used in) investing activities	(91.6)	(61.9)
Net cash provided by (used in) financing activities	(77.2)	(37.1)
Effect of exchange rate changes on cash	0.9	(0.1)
Net increase (decrease) in cash and cash equivalents	(46.1)	52.5
Cash and cash equivalents at beginning of period	234.6	127.6
Cash and cash equivalents at end of period	188.5	180.1

Fourth Quarter 2011 Outlook

Looking into the fourth quarter, the Company currently expects revenue to be flat to up or down in the single digits, as compared to the third quarter of 2011, with gross margin on a consolidated basis in the range of 4.0% to 9.0%.

Mr. Cheng continued, “We entered the fourth quarter with a cautious near term outlook consistent with the broader semiconductor industry. Overall, we expect relative demand stability in our DRAM assembly and LCD driver business will partially offset anticipated weakness in memory testing and mixed-signal segments. We also expect to benefit from revenue contribution from our 12-inch wafer gold bumping and LCDD turnkey business, which started in late Q3 2011. Importantly, we remain confident in our business prospects over the longer-term and in our proven ability to work with customers to navigate near term market fluctuations.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2011 results on Wednesday, November 16, 2011 at 8:00AM ET (9:00PM, November 16, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 380823.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2011 and Sep. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	146.5	153.4	154.9	146.5	153.4	154.9
Cost of Revenue	133.4	137.2	140.0	133.9	137.6	140.5

Gross Profit (Loss)	13.1	16.2	14.9	12.6	15.8	14.4

Other Operating Income	—	—	—	0.9	1.7	1.4
Operating Expenses
Research and Development	3.1	3.5	3.5	3.1	3.5	3.5
Sales and Marketing	0.5	0.6	0.5	0.5	0.6	0.5
General and Administrative	5.0	5.8	5.5	5.0	5.6	5.5
Other Operating Expenses	—	—	—	0.2	0.2	0.5

Total Operating Expenses	8.6	9.9	9.5	8.8	9.9	10.0

Income (Loss) from Operations	4.5	6.3	5.4	4.7	7.6	5.8

Non-Operating Income (Expenses), Net	3.6	(4.0)	(3.4)	2.9	(5.4)	(4.3)

Income (Loss) before Income Tax	8.1	2.3	2.0	7.6	2.2	1.5

Income Tax Benefit (Expense)	(0.2)	(3.2)	0.8	(0.2)	(3.1)	0.9

Net Income (Loss)	7.9	(0.9)	2.8	7.4	(0.9)	2.4

Add: Net Loss (Income) Attributable to Non-controlling Interests	(3.0)	0.7	(0.8)	(2.8)	0.8	(0.8)

Net Income (Loss) Attributable to ChipMOS	4.9	(0.2)	2.0	4.6	(0.1)	1.6

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.18	(0.01)	0.08	0.17	(0.01)	0.06

Shares Outstanding (in thousands)-Basic(2)	26,918	26,760	25,673	26,918	26,760	25,673

Net Income (Loss) Attributable to ChipMOS - Diluted	4.9	(0.2)	1.7	4.6	(0.1)	1.4

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.18	(0.01)	0.06	0.17	(0.01)	0.05

Shares Outstanding (in thousands)-Diluted(2)	27,356	26,760	27,638	27,356	26,760	27,638

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Sep. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The outstanding shares for the three months ended Sep. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2011 and Sep. 30, 2010

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,461.5	4,671.0	4,717.2	4,461.5	4,671.0	4,717.2
Cost of Revenue	4,063.0	4,178.2	4,264.2	4,076.3	4,191.1	4,277.6

Gross Profit (Loss)	398.5	492.8	453.0	385.2	479.9	439.6

Other Operating Income	—	—	—	28.8	52.7	43.4
Operating Expenses
Research and Development	95.0	105.3	105.3	95.0	105.3	105.3
Sales and Marketing	15.5	17.1	16.1	15.5	17.1	16.1
General and Administrative	153.5	177.6	167.1	151.4	171.3	166.8
Other Operating Expenses	—	—	—	6.7	7.3	16.1

Total Operating Expenses	264.0	300.0	288.5	268.6	301.0	304.3

Income (Loss) from Operations	134.5	192.8	164.5	145.4	231.6	178.7

Non-Operating Income (Expenses), Net	110.5	(123.0)	(103.0)	88.0	(165.0)	(130.8)

Income (Loss) before Income Tax	245.0	69.8	61.5	233.4	66.6	47.9

Income Tax Benefit (Expense)	(5.4)	(95.9)	23.7	(7.6)	(94.3)	26.1

Net Income (Loss)	239.6	(26.1)	85.2	225.8	(27.7)	74.0

Add: Net Loss (Income) Attributable to Non-controlling Interests	(90.3)	20.7	(25.8)	(86.0)	23.6	(23.0)

Net Income (Loss) Attributable to ChipMOS	149.3	(5.4)	59.4	139.8	(4.1)	51.0

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	5.55	(0.20)	2.31	5.19	(0.15)	1.99

Shares Outstanding (in thousands)-Basic(1)	26,918	26,760	25,673	26,918	26,760	25,673

Net Income (Loss) Attributable to ChipMOS - Diluted	149.3	(5.4)	51.1	139.8	(4.1)	42.8

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	5.46	(0.20)	1.85	5.11	(0.15)	1.55

Shares Outstanding (in thousands)-Diluted(1)	27,356	26,760	27,638	27,356	26,760	27,638

Note:

(1)	The outstanding shares for the three months ended Sep. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Sep. 30, Jun. 30, 2011 and Sep. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Sep. 30, 2011 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Sep. 30, 2011	Jun. 30, 2011	Sep. 30, 2010
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	4.6	(0.1)	1.6
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	4.6	(0.1)	1.4

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	—	(0.2)	(0.4)
Amortization of discount on convertible notes(3)	—	0.0	0.1

Total Special Items	—	(0.2)	(0.3)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS - Basic	4.6	(0.3)	1.3

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS - Diluted	4.6	(0.3)	1.4

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.17	(0.01)	0.06

Adjustment for special items	—	(0.00)	(0.01)

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.17	(0.01)	0.05

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.17	(0.01)	0.05

Adjustment for special items	—	(0.00)	—

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.17	(0.01)	0.05

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Sep. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Sep. 30, Jun. 30, 2011 and Sep. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2011	Jun. 30, 2011	Sep. 30, 2010
Net Revenue	146.5	153.4	154.9
Cost of Revenue	133.9	137.6	140.5

Gross Profit (Loss)	12.6	15.8	14.4

Other Operating Incomes	0.9	1.7	1.4
Operating Expenses
Research and Development	3.1	3.5	3.5
Sales and Marketing	0.5	0.6	0.5
General and Administrative	5.0	5.6	5.5
Other Operating Expenses	0.2	0.2	0.5

Total Operating Expenses	8.8	9.9	10.0

Income (Loss) from Operations	4.7	7.6	5.8

Non-Operating Income (Expenses), Net(2)	2.9	(5.6)	(4.6)

Income (Loss) before Income Tax (2)	7.6	2.0	1.2

Income Tax Benefit (Expense)	(0.2)	(3.1)	0.9

Net Income (Loss)(2)	7.4	(1.1)	2.1

Add: Net Loss (Income) Attributable to Non-controlling Interests	(2.8)	0.8	(0.8)

Net Income (Loss) Attributable to ChipMOS - Basic (2)	4.6	(0.3)	1.3

Earnings (Loss) Per Share Attributable to ChipMOS - Basic(2)	0.17	(0.01)	0.05

Shares Outstanding (in thousands) - Basic(3)	26,918	26,760	25,673

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	4.6	(0.3)	1.4

Earnings (Loss) Per Share Attributable to ChipMOS -Diluted(2)	0.17	(0.01)	0.05

Shares Outstanding (in thousands) - Diluted(3)	27,356	26,760	27,638

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Sep. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gain for changes in the fair value of the embedded derivative liabilities of NT$4.8 million or US$0.2 million and amortization of discount on convertible notes of NT$0.2 million or US$0.01 million for the three months ended Jun. 30, 2011, and non-cash gain for changes in the fair value of the embedded derivative liabilities of NT$11.5 million or US$0.4 million and amortization of discount on convertible notes of NT$1.5 million or US$0.1 million for the three months ended Sep. 30, 2010. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.
(3)	The outstanding shares for the three months ended Sep. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2011 and Sep. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	188.5	167.1	180.1	188.5	167.1	180.1
Financial Assets at Fair Value Through Profit or Loss	—	—	4.1	—	—	4.1
Accounts and Notes Receivable	119.7	114.6	111.9	119.7	114.6	111.9
Inventories	53.1	53.6	40.4	53.1	53.7	40.4
Other Current Assets	17.0	39.1	54.1	16.8	38.9	53.9

Total Current Assets	378.3	374.4	390.6	378.1	374.3	390.4

Long-Term Investments	1.3	0.3	0.7	1.3	0.3	0.7

Property, Plant & Equipment-Net	487.3	512.8	609.2	474.7	500.6	598.2
Intangible Assets	3.3	3.1	3.3	3.3	3.1	3.3
Other Assets	44.2	42.7	34.3	46.8	45.2	36.5

Total Assets	914.4	933.3	1,038.1	904.2	923.5	1,029.1

LIABILITIES
Current Liabilities
Short-Term Loans	18.2	31.6	78.6	18.2	31.6	78.6
Current Portion of Long-Term Debts	25.6	139.8	140.9	25.6	139.8	140.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	37.9	43.3	54.8	37.9	43.3	54.8
Current Portion of Long-Term Lease Payable	—	26.4	26.4	—	26.4	26.4
Other Current Liabilities	56.0	61.2	61.1	56.0	61.2	61.1

Total Current Liabilities	137.7	302.3	361.8	137.7	302.3	361.8
Long-Term Liabilities
Long-Term Debts	279.0	136.7	237.6	279.0	136.7	237.6
Long-Term Lease Payable	—	8.6	27.8	—	8.6	27.8
Other Liabilities	3.4	3.1	3.4	16.4	16.0	12.5

Total Liabilities	420.1	450.7	630.6	433.1	463.6	639.7

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.3	1.2	1.3	1.3	1.2
Deferred Compensation	—	—	(0.1)	—	—	(0.0)
Capital Surplus	498.8	504.3	460.4	488.8	494.4	451.5
Retained Earnings (Accumulated Losses)	(123.1)	(128.0)	(168.0)	(122.9)	(127.5)	(167.7)
Treasury Stock	(30.4)	(36.6)	(3.8)	(30.4)	(36.6)	(3.8)
Cumulated Translation Adjustments	14.2	11.1	13.1	14.2	11.1	13.1
Unrecognized Pension Cost	—	—	—	(8.7)	(8.7)	(7.1)

Total Shareholders’ Equity	360.8	352.1	302.8	342.3	334.0	287.2

Non-controlling Interests	133.5	130.5	104.7	128.8	125.9	102.2

Total Equity	494.3	482.6	407.5	471.1	459.9	389.4

Total Liabilities & Equity	914.4	933.3	1,038.1	904.2	923.5	1,029.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Sep. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2011, and Sep. 30, 2010

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)	Sep. 30, 2011 (Unaudited)	Jun. 30, 2011 (Unaudited)	Sep. 30, 2010 (Unaudited)
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	5,740.4	5,088.5	5,484.0	5,740.4	5,088.5	5,484.0
Financial Assets at Fair Value Through Profit or Loss	—	—	125.2	—	—	125.2
Accounts and Notes Receivable	3,645.0	3,490.2	3,406.2	3,645.0	3,490.2	3,406.2
Inventories	1,617.1	1,632.7	1,230.2	1,618.1	1,633.9	1,231.2
Other Current Assets	516.9	1,190.6	1,649.1	510.7	1,184.4	1,642.9

Total Current Assets	11,519.4	11,402.0	11,894.7	11,514.2	11,397.0	11,889.5

Long-Term Investments	39.1	10.5	20.0	39.1	10.5	20.0

Property, Plant & Equipment-Net	14,838.6	15,614.1	18,549.6	14,453.5	15,242.3	18,214.3
Intangible Assets	100.9	94.1	100.6	100.9	94.1	100.6
Other Assets	1,344.9	1,299.2	1,044.8	1,423.8	1,376.1	1,110.2

Total Assets	27,842.9	28,419.9	31,609.7	27,531.5	28,120.0	31,334.6

LIABILITIES
Current Liabilities
Short-Term Loans	555.1	963.7	2,392.6	555.1	963.7	2,392.6
Current Portion of Long-Term Debts	779.9	4,255.9	4,290.7	779.9	4,255.9	4,290.7
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,153.3	1,318.7	1,667.4	1,153.3	1,318.7	1,667.4
Current Portion of Long-Term Lease Payable	—	804.9	805.4	—	804.9	805.4
Other Current Liabilities	1,703.8	1,863.1	1,861.2	1,703.8	1,863.1	1,861.2

Total Current Liabilities	4,192.1	9,206.3	11,017.3	4,192.1	9,206.3	11,017.3
Long-Term Liabilities
Long-Term Debts	8,496.8	4,161.6	7,233.8	8,496.8	4,161.6	7,233.8
Long-Term Lease Payable	—	260.6	847.3	—	260.6	847.3
Other Liabilities	102.6	95.9	103.2	497.7	486.6	381.4

Total Liabilities	12,791.5	13,724.4	19,201.6	13,186.6	14,115.1	19,479.8

EQUITY
Shareholders’ Equity
Capital Stock	39.0	39.0	35.8	39.0	39.0	35.8
Deferred Compensation	—	(0.4)	(2.3)	—	—	(0.0)
Capital Surplus	15,187.7	15,356.5	14,020.2	14,884.4	15,055.0	13,748.9
Retained Earnings (Accumulated Losses)	(3,747.5)	(3,896.8)	(5,115.5)	(3,743.3)	(3,883.1)	(5,107.0)
Treasury Stock	(924.8)	(1,115.0)	(116.2)	(924.8)	(1,115.0)	(116.2)
Cumulated Translation Adjustments	433.9	337.2	397.9	433.9	337.2	397.9
Unrecognized Pension Cost	—	—	—	(265.0)	(265.0)	(216.7)

Total Shareholders’ Equity	10,988.3	10,720.5	9,219.9	10,424.2	10,168.1	8,742.7

Non-controlling Interests	4,063.1	3,975.0	3,188.2	3,920.7	3,836.8	3,112.1

Total Equity	15,051.4	14,695.5	12,408.1	14,344.9	14,004.9	11,854.8

Total Liabilities & Equity	27,842.9	28,419.9	31,609.7	27,531.5	28,120.0	31,334.6